Exhibit 23.2
Consent of Independent Auditors
The Board of Managers
National By-Products, LLC
We consent to the use in this Amendment No. 1 to Registration Statement No. 333-131484 of Darling International Inc. on Form S-4 of our report dated March 15, 2005 related to the financial statements of National By-Products, LLC as of January 1, 2005 and January 3, 2004, and the related statements of income, changes in members’ equity, and cash flows for each of the three years in the period ended January 1, 2005, appearing in the prospectus, which is part of this Registration Statement and to the reference to us under the heading “Experts” in such prospectus.
/s/ Deloitte & Touche LLP
Des Moines, Iowa
March 8, 2006